UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 000-55436

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
(GRT (Cardinal REIT Merger Sub), LLC, as successor by merger to Cole Office & Industrial REIT (CCIT II), Inc.)
(Exact Name of Registrant as Specified in Its Charter)

2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
(602) 778-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

* Pursuant to the Agreement and Plan of Merger, dated as of October 29, 2020, by and among Griffin Capital Essential Asset REIT, Inc., GRT (Cardinal REIT Merger Sub), LLC (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., GRT OP (Cardinal New GP Sub), LLC, GRT OP (Cardinal LP Merger Sub), LLC, GRT OP (Cardinal OP Merger Sub), LLC, Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), Cole Corporate Income Operating Partnership II, LP, and CRI CCIT II LLC, the Company merged with and into Merger Sub on March 1, 2021, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, GRT (Cardinal REIT Merger Sub), LLC, as successor by merger to Cole Office & Industrial REIT (CCIT II), Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 1, 2021		GRT (Cardinal REIT Merger Sub), LLC
(as successor by merger to Cole Office & Industrial REIT (CCIT II), Inc.)

By: Griffin Capital Essential Asset REIT, Inc., its sole member

	By:	/s/ Javier F. Bitar
	Name:	Javier F. Bitar
	Title:	Chief Financial Officer, Treasurer and Interim Chief Investment Officer

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